13011055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2013

SEC FILE NUMBER
8- 66239

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/11 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P & M Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26300 Northwestern Highway, Suite 120
(No. and Street)

Southfield (City) MI (State) 48076-3750 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. Trotta 248-603-5374
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/5/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip C. Gilbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P & M Corporate Finance, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN E HAMILTON
Notary Public, State of Michigan
County of Oakland
My Commission Expires Jun. 18, 2018
Acting in the County of Oakland

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Report of Independent Auditors and
Statement of Financial Condition for

P & M Corporate Finance, LLC

December 31, 2012

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

Report of Independent Auditors and
Statement of Financial Condition for

P & M Corporate Finance, LLC

December 31, 2012

P & M CORPORATE FINANCE, LLC

DECEMBER 31, 2012

TABLE OF CONTENTS

REPORT OF INDEPENDENT AUDITORS .... 2 - 3

STATEMENT OF FINANCIAL CONDITION
December 31, 2012 4

NOTES TO THE FINANCIAL STATEMENT .... 5 - 11

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT AUDITORS

To the Members and Board of Directors
P & M Corporate Finance, LLC

Report on Financial Statements

We have audited the accompanying financial statement of P & M Corporate Finance, LLC, which comprise the statement of financial condition for the period from July 1, 2011 to December 31, 2012, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of P & M Corporate Finance, LLC for the period from July 1, 2011 to December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
February 25, 2013

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS	
CASH AND CASH EQUIVALENTS	$ 8,202,543
RESTRICTED CASH	4,032
ACCOUNTS RECEIVABLE - NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS OF $17,156	128,862
UNBILLED WORK IN PROCESS	292,141
OTHER ASSETS	182,801
DUE FROM RELATED PARTIES	190,477
TOTAL ASSETS	$ 9,000,856
LIABILITIES	
ACCOUNTS PAYABLE, ACCRUED PAYROLL, AND EXPENSES	$ 2,517,971
DUE TO RELATED PARTY	235,683
TOTAL LIABILITIES	2,753,654
MEMBERS' EQUITY	
MEMBERS' EQUITY	6,247,202
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 9,000,856

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

P & M Corporate Finance, LLC (the Company or PMCF) is a broker-dealer registered with the Securities and Exchange Commission (SEC) in forty-seven states and two territories, including Michigan, Ohio, and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in investment banking for the middle market.

The Company is a limited liability company that shall continue in perpetuity, unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

On May 1, 2012, the ownership of the Company was reorganized resulting in a change in the majority member. The year-end of the Company was changed from a fiscal year ending on June 30th to a December 31st calendar year in order to coincide with the new majority member's tax year-end. Pursuant to SEC Rule 17a-5(d)(1)(i), Annual Filing of Audited Financial Statements, a request was filed with FINRA to submit an audit report for the eighteen month period ended December 31, 2012 in order to be consistent with the Company's new year-end. Approval was provided by FINRA and as a result the financial statement is based on the eighteen month period ended December 31, 2012.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Revenue Recognition

The Company is engaged in various brokerage activities, which comprise several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services and strategic advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

Contingent fee investment banking work is recorded as revenue upon closing of the transaction. Non-refundable retainers on contingent fee arrangements are recognized as revenue as invoiced per client agreements. For investment banking services that are consulting fee based services, revenue is recognized on an accrual basis of reporting using a production basis method of recording revenue, whereby staff charge hours representing time spent for client services rendered are multiplied by their respective staff billing rate to determine gross revenue. From this, an overage or underage is recorded to determine the amount billable to the client based on net realizable value.

Cash and Cash Equivalents

The Company's cash accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents (Continued)

The Company considers financial instruments with a maturity of less than 90 days when acquired to be cash equivalents.

Restricted Cash

The Company has $4,032 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration fees to other states.

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Given the nature of the Company's business, customers vary from year to year as engagements are completed and new engagements are accepted. Therefore, the Company's revenue stream does not rely on any one customer or group of customers.

Three customers combined comprised approximately 83% of the accounts receivable balance at December 31, 2012.

One customer comprised approximately 96% of the unbilled work in process balance at December 31, 2012.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payments within 30 days from the invoice date. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Credit Policies (Continued)

Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected on specific invoices. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability.

The Company fully reserves receivables 60 days and older.

Unbilled Work in Process

Unbilled work in process is stated at estimated net realizable value.

Intangible Assets

Acquired intangible assets subject to amortization are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets. Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. Assets not subject to amortization are tested for impairment at least annually.

Income Taxes

The Company is a Michigan Limited Liability Company and has elected to be treated as a "partnership" for federal income tax purposes. Under this election, the taxable income or loss of the Company is taxed directly to the members. Accordingly, the Company records no provisions for federal income taxes. The Company is no longer subject to examination by federal and state taxing authorities for tax years prior to June 30, 2008.

In May 2011, the State of Michigan enacted a corporate income tax that resulted in the elimination of entity-level taxes for flow-through entities beginning in 2012. As a result, the Company will no longer be subject to tax in the State of Michigan beginning January 1, 2012.

Prior to the elimination of the entity-level taxes, PMCF was subject to tax in the state of Michigan. PMCF filed a consolidated unitary return with P&M Holding Group, LLP (PMHG), the former majority member of the Company. PMCF determined its share of the income tax expense based on its gross receipts. Accordingly, a current tax liability or asset was recognized for the Company's estimated portion of taxes payable or refundable on the Michigan business tax (MBT) tax return. Any deferred tax balances were eliminated in 2012 due to the aforementioned tax law changes.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Fair Value Measurements

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provides a framework for establishing the fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities that are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

- Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to fair value measurement. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

3. MEMBERS' EQUITY

In May 2012, the Company's ownership was reorganized. Prior to the reorganization, capital consisted of 100,000 units, all of which were issued and outstanding. As a result of the reorganization, the authorized units were increased to 100,600, with 100,000 units designated Class A units and 600 units designated as Class B units all of which are issued and outstanding. The Class A units have full voting and distribution rights, whereas the Class B units are non-voting and do not share in distributions of the Company. The Class B units have a preference in the event of a liquidation of the Company. In the event of liquidation, the holder of the Class B units will be entitled to a distribution equal to $1,000 per Class B unit plus interest prior to any liquidating distribution to the Class A unit holders. The reorganization of the Company's ownership also included a preferred distribution of non-liquidating cash profits equal to 2% of revenue up to a maximum of $172,000 to the former majority member. As of December 31, 2012; preferred distributions of $172,000 have been earned but not yet paid to the member.

The former majority member has a put right that allows it to cause the Company to purchase all of its Class A units upon written notice to the Company. The put right does not expire. The redemption price is based on the Company's book value and would be paid in four annual installments. As of December 31, 2012, the put right covers 25 percent of the outstanding Class A units.

In connection with the reorganization, the Company has granted a deferred compensation right to a managing director related to prior service rendered to the former majority member. The agreement is contingent upon the managing director's continued service through the earlier of age 55 or a death or disability event as described in the agreement. The deferred compensation right will be settled by the former majority member transferring the 600 Class B units to the Company which will then transfer the units to the individual. The class B units are then required to be redeemed for $1,000 per unit through quarterly payments over seven years.

NOTES TO THE FINANCIAL STATEMENT

4. RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement (the Agreement) with Plante & Moran, PLLC (PM, PLLC), a wholly-owned subsidiary of P&M Holding Group, LLP (PMHG), the former majority member of the Company, whereby PM, PLLC provides general business management, administrative functions, financial management and support services, and the use of facilities for the benefit of the Company. In addition, certain employee-related expenses, legal and other expenses were paid by PM, PLLC on the Company's behalf. Provisions of the Agreement relating to non-facility services expire on December 31, 2013 and include a one-year extension option. The facility services portion of the Agreement expires on December 31, 2015 and includes a one-year extension option.

As part of the reorganization agreement, PMHG has agreed to indemnify the Company for any legal related costs on a legal matter that existed prior to the ownership reorganization to the extent that legal related costs exceed $200,000.

At December 31, 2012, due to related party consisted of amounts due to PM, PLLC related to services under the Agreement. The amount due from related parties consisted of amounts due from PMHG relating to the reimbursement of legal costs.

5. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $5,448,571, which was $5,264,994 in excess of its required net capital of $183,577.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2012, the ratio was .51 to 1.

6. INTANGIBLE ASSETS

In November, 2008, the Company purchased the assets and licensing rights to host and facilitate a Life Sciences summit for practitioners, investors and analysts. The assets purchased consisted of the trade name of the summit and the customer list of participants, attendees and sponsors. The total purchase price of approximately $314,000 was allocated to the customer list and amortized on a straight-line basis over five years.

Estimated future cash flows of the Life Sciences summit are reviewed annually to identify any impairment in the value of the intangible. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is

NOTES TO THE FINANCIAL STATEMENT

6. INTANGIBLE ASSETS (Continued)

recognized for the difference between estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations.

In December 2012, due to declining revenues associated with the summit, the value of the intangible was deemed to be impaired and the remaining unamortized balance was written off. Fair value of the intangible asset was estimated using a discounted cash flow analysis, which represents a Level 3 fair value measurement. Significant inputs included the estimated future cash flows and a discount rate that reflects current market conditions and the risks associated with the asset.

7. EXEMPTION FROM RULE 15c3-3

The Company acts as an "other broker-dealer", and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

8. RETIREMENT PLANS

The Company participates in a 401(k) plan and a defined contribution plan administered by P&M Holding Group, LLP based on a June 30th plan year. These plans cover substantially all employees of the Company. The 401(k) plan provides for matching contributions equal to 50% of a participant's deferral up to 1% of the participant's total compensation. Effective July 1, 2012, the matching contribution was increased from 1 to 2% of participant's total compensation. The defined contribution plan provides for contributions ranging from 2% to 14% of an employee's compensation, as defined.

9. SELF-INSURANCE

The Company participates with P&M Holding Group, LLP, the former majority member of the Company, in a self-insurance medical plan covering all of its eligible employees. Excess loss insurance has been purchased to provide stop loss coverage 1) on any individual claim that exceeds $200,000 in a calendar year up to $1,000,000 and 2) based on aggregate claims that exceed 125% of expected claim costs up to $1,000,000. The expected claim cost is determined based on a predetermined claim cost per participant per month. Plante & Moran, PLLC, a wholly-owned subsidiary of P&M Holding Group, LLP, has agreed to reimburse the Company for health insurance costs to the extent that the average cost per staff for the Company exceeds the average cost per staff for the participating self-insured group. The Company has recorded an accrual of approximately $26,000 at December 31, 2012 for known claims and estimated claims incurred but not reported. Effective January 1, 2013, the Company has transitioned to separate medical insurance coverage for its staff.

MOSS ADAMS LLP

Certified Public Accountants | Business Consultants

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